Exhibit 12.1

Wabash National Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in 000's)	2016	2015	2014	2013	2012

Earnings
Pretax income	185,417	163,311	98,462	77,623	48,663
Add: Total fixed charges	15,863	19,748	22,365	26,708	22,024
Total Earnings	201,280	183,059	120,827	104,331	70,687

Fixed Charges
Interest Expense	15,863	19,748	22,365	26,708	22,024
Total Fixed Charges	15,863	19,748	22,365	26,708	22,024

Fixed Charge Ratio	12.69	9.27	5.40	3.91	3.21

For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as pre-tax income (loss) plus fixed charges less preferred stock dividends. Fixed charges include interest expense (including amortization of deferred financing costs), interest on capital lease obligations, an estimate of interest within rental expense and preferred stock dividends, if any.